

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 20, 2009

Mr. William Orchow
President and Chief Executive Officer
Revett Minerals Inc.
11115 East Montgomery, Suite G
Spokane Valley, WA 99206

      Re: Revett Minerals Inc.
             Amendment No. 4 to Form 10
             Filed March 12, 2008
             Form 10-Q/A for Fiscal Quarter Ended September 30, 2007
             Filed February 25, 2008
             File No. 0-52730

Dear Mr. Orchow:

      We issued comments to you on the above captioned filings on March 27, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 30, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by May 30, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Sean Donahue at (202) 551-3579 if you have any questions.

                                    Sincerely,

                                    H. Roger Schwall
                                    Assistant Director

Cc: Douglas Siddoway (509-624-2528)